HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED
PROVIDES OPERATIONAL UPDATE

Calgary, Alberta, October 13, 2005 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to provide an operational update. Operating highlights are as follows:

Operating Highlights

- Tie-ins complete on all wells scheduled to be connected to Violet Grove oil battery.
- Current production of approximately 12,000 boe/d.
- 100% owned Nisku discovery oil well at 9-35-48-8 W5M currently producing at a rate of approximately 2,000 boe/d.
- 100% owned Nisku discovery oil well at 3-34-48-8 W5M designated by the AEUB as "first well" or "discovery well" for Pembina Nisku SS Pool.
- Addition of approximately 11,500 net acres of undeveloped landholdings in Pembina/Nisku and 15,800 net acres of undeveloped landholdings in West Central Gas Fairway.
- 4 new potential natural gas discoveries drilled in West Central Gas Fairway.

Operations

Production

Highpine has completed tie-ins on all wells scheduled to be connected to its Violet Grove oil battery. The Company's current production has increased to approximately 12,000 boe/d which includes production from each of its 100% owned Nisku discovery oil wells at 9-35-48-8 W5M and 3-34-48-8 W5M located in the Pembina Area.

The 9-35 well commenced production on October 6, 2005 and is currently producing in its new oil well allowable period, at a rate of approximately 2,000 boe/d. An application to the AEUB for Good Production Practice (GPP) for this well has been submitted and, if successful, would allow Highpine to increase production from this well beyond current levels.

The 3-34 well, which was previously announced by Vaquero Energy Ltd. (now Highpine Energy Ltd., a wholly-owned subsidiary of the Company) and the Company on October 13, 2004, is also producing. On

September 30, 2005, the AEUB designated this well as the "first well" or "discovery well" for the Pembina Nisku SS Pool.

Pembina oil and natural gas volumes account for in excess of 9,000 boe/d of Highpine's total production. This amount does not include additional production volumes expected from the expansion of an industry partner's battery, scheduled to be completed in November, 2005. Although Highpine is pleased in reaching its current estimated production rate, the Company cautions that this rate can fluctuate up or down as a result of such factors as the expiration of new oil well production periods and assigned well allowables and the timing of the granting of GPP and assigned minimum operating reservoir pressures. Any or all of these factors could impact the production rates of Highpine's Nisku wells.

Exploration

Highpine continues to explore and add significant undeveloped landholdings in the Pembina/Nisku and West Central Gas Fairway trends. As a result of successfully acquiring land at land sales in July and August, Highpine added approximately 11,500 net acres of undeveloped landholdings in the Pembina/Nisku trend and 15,800 net acres of undeveloped landholdings in the West Central Gas Fairway trend. Highpine presently has approximately 77,500 net acres of undeveloped land in the Pembina/Nisku trend and 80,000 net acres of undeveloped land in the West Central Gas Fairway trend. Highpine's current net undeveloped land base is approximately 198,000 net acres.

Drilling

Highpine has surveyed, or is in the process of surveying, over 40 potential drilling locations in the Pembina Nisku trend. The AEUB has assigned H_2S release rates to 23 of these locations. This will allow Highpine to begin the public consultation process. In order to assist in this process, Highpine has hired two emergency planning companies. To date, Highpine has submitted two applications to the AEUB for the approval of certain drilling licences. Highpine expects to apply for drilling licenses for an additional eight drilling locations within the next month.

Highpine continues to drill natural gas and light oil prospects in the West Central Gas Fairway trend. Four potential natural gas discoveries in this area were recently drilled: one at Carrot Creek, two at Goodwin and one at Windfall. At Carrot Creek, a 100% owned oil and natural gas discovery well tested at a rate in excess of 200 boe/d. At Goodwin, a 100% owned natural gas discovery well tested at a rate of 1.4 mmcf/d and a 50% owned natural gas discovery well is expected to be completed and tested shortly. At Windfall, a 100% owned well was cased as a potential gas well. The Company maintains a substantial inventory of drilling prospects in the fairway and it is expected that many of these will be drilled up to the Spring of 2006.

Highpine's Sturgeon Lake prospect (of which it owns 40% before payout and 32% after payout) is expected to be spudded during the fourth quarter of 2005.

In addition, Highpine has several new concept high impact reef prospects that are in various stages of development.

Hedging

Highpine has put costless collars in place for 2006 in which it has hedged 2,000 bbls/d of oil with a floor price of U.S. $60.00/bbl and a ceiling price of U.S. $69.80/bbl, 1,000 bbls/d of oil with a floor price of U.S. $55.00/bbl and a ceiling price of U.S. $77.25/bbl and 5,000 GJs/d of gas with an AECO floor price of Cdn. $9.00/GJ and a ceiling price of Cdn. $14.70/GJ.

About Highpine Oil & Gas Limited

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina and Windfall/Chip Lake/Joffre areas of Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

Reader Advisory

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Statements in this press release contain forward-looking information including expectations of future production. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.